Mail Stop 4720

March 30, 2010

Mr. Hongwei Qu
President and Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

> **Re:** **Bohai Pharmaceuticals Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 2, 2010**
> **File No. 333-165149**

Dear Mr. Qu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please note that if you revise your document in response to one of our comments, and the comment is applicable to other parts of your disclosure, you should similarly revise the document elsewhere as necessary to comply with our comment.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3. Please revise the disclosure throughout your document to clarify that you do not own the operating company, Bohai, and to disclose the three shareholders who own the shares of this operating company.

4. In the Business section, please revise your description of agreements through which you control the operations of Bohai to include all the material terms of all the relevant agreements and explain how the agreements transfer the risks and rewards of the operating company to you.

5. Throughout the registration statement, you cite various estimates, statistics and other figures. For example:

   - Page 41: "what we believe is a novel formulation for the treatment of asthma…"
   - Page 41: "…our Lung Nourishing Cream has been recognized for its efficacy…"
   - Page 41: "In the face of mounting clinical research data demonstrating the effectiveness and safety of TCM and herbal treatments, medical doctors trained in the western tradition in Europe, the United States and elsewhere are integrating TCM and alternative treatments in their everyday practice."
   - Page 42: "China currently has more than 10,000 distributors supplying drugs and medical devices to hospitals and pharmacies."
   - Page 44: "…we believe that the purity, potency and effectiveness of our ingredients are superior to similar products from other companies…we believe that patients can use less of a Bohai pharmaceutical product to achieve the same effectiveness."
   - Page 44: "…consumer spending in China reached $1.7 trillion in 2007, according to the most recent figures available."
   - Page 46: "That number is being significantly reduced…"
   - Page 46: "…approximately one third of Chinese pharmaceutical companies do not have their own sales organization and distribution network."

   In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or beliefs, please explain how you arrived at those estimates or beliefs and disclose any third-party sources you relied upon.

Risk Factors, page 6

General

6. Please include a risk factor discussing the possibility that the VIE Agreements used to control the operating company may be determined to be unenforceable as they circumvent the PRC restrictions relating to foreign investment.

7. As your Certificate of Protection issued by the State Food and Drug Administration of China for Tongbi Capsules and Shangtongning Tablets has expired, please add a risk factor discussing the risks of such certificate not being extended, including the risks that competitors will be able to manufacture similar products.

8. To the extent material, please add a risk factor discussing the risks of counterfeit products to Bohai's business.

Risks Related to Our Business, page 6

"We have been heavily dependent on sales of four key products" page 8

9. We note your statement you are in the process of applying for extending the protection period for Shangtongning Tablets, which contradicts your statements elsewhere in the prospectus that you have decided not to pursue an extension for this product. Please revise accordingly.

10. We also note your statement "We cannot assure that we will get the approvals and the loss of Certificates of Protected Variety of Traditional Chinese Medicine will a material adverse effect on our revenues." This sentence appears to be missing some text. If you have concluded that the loss of protection will have material adverse effect on your revenues, please make this clear. If, on the other hand, the loss of protection may have a material adverse effect, but this is uncertain, please revise accordingly.

"We may not be able to adequately protect our intellectual property…," page 8

11. Please disclose any known infringement of your intellectual property by third parties.

"Our business depends and will depend on the continuing efforts…," page 9

12. Please disclose that you have no employment agreement with Mr. Qu and revise to make clear that he is the only executive officer at present.

 "Our business and growth will suffer if we are unable to hire and retain…," page 10

13. To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges. If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

"Our research and development may be costly and/or untimely…," page 10

14. Please disclose the material terms of your contract with Yantai Tianzheng Medicine Research and Development Co., Ltd. in the Business section and file the contract as an exhibit to your S-1.

"Our current and future products may have inadvertent and/or harmful side effects…," page 12

15. Please disclose any known side effects of your current products.

"Natural Disasters, weather conditions and other environmental factors affect our raw material supply…," page 12

16. Please disclose if you are substantially dependent on any of your raw material suppliers. If so, please identify them here and identify the products that are dependent on the supply of these raw materials. Additionally, disclose the material terms of your contract with any such suppliers in the Business section and file the related contracts as exhibits to your S-1.

"Our certificates, permits, and licenses are subject to governmental control…," page 12

17. Please disclose whether any permit or license which has expired or is about to expire is material to the continued operation of your business.

"Because we may not be able to obtain business insurance in the PRC…," page 14

18. Please describe the type of insurance coverage you do have, if any and any restrictions on that coverage.

Risks Associated with Doing Business in China, page 17

"Our operations and assets in China are subject to significant political and economic uncertainties." page 17

19. Please revise the discussion to clarify that it is possible that the Chinese government could alter its policies to further restrict foreign participation in businesses operating in the PRC. Your discussion and the risk factor heading should clarify that you could lose all of your assets and operations.

"If our land use rights are revoked…," page 24

20. Please clarify your current use of the land referenced in this risk factor. Is this the location of your offices or a manufacturing facility? Describe how the loss of the use of this land may impact your products and operations.

Risks Related to Our Common Stock, page 24

"Our controlling stockholder may exercise significant influence…," page 27

21. Please clearly state here how the interests of Tan and Qu may differ from the interests of your other stockholders.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 31

22. Please revise your disclosure to include critical accounting estimates. You disclose on page F-7 that management makes estimates for the valuation of accounts receivables inventories, deferred income taxes and the estimation on useful lives of plant and machinery. It addition, it would appear that you make estimates for your revenue recognition.

"Off-Balance Sheet Arrangements…," page 36

23. Please include an explicit statement whether or not you have engaged in any "off-balance sheet arrangements," as that term is defined in Item 303(a)(4)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 38

24. Please revise your disclosure to correct the date of your year end. You stated September 20, 2008 when it should be June 30, 2008.

Business, page 40

Our Business, page 40

25. We note your statement that the previously issued Certificate of Protection for Tongbi
Capsules and Shangtongning Capsules "give us exclusive or near-exclusive rights to
manufacture and distribute these two medicines." This statement is contradicted by
the disclosure that follows, which indicates that the certificate has expired. To avoid
any confusion, please revise your description to rectify this discrepancy. In addition,
please discuss whether any competitors are currently seeking to manufacture similar
products.

Products, page 42

26. Please identify which of your products are available only through prescription.

Product Types, page 43

27. Please disclose when the shared manufacturing rights for Anti-flu Granules expire.

TCM Drivers, page 44

Population and Aging, page 45

28. Please revise the statement "The process of aging in China is occurring much more
rapidly than in western countries, such as Germany" to clarify, if true, that China's
population over age 65 is growing more rapidly.

Raw Materials and Suppliers, page 48

29. Please name the supplier that accounted for over 10% of your purchases of raw
materials.

Research and Development, page 48

30. Please clarify what you mean by your statement that Bohai enjoys relatively low
research and development expenses "as most TCM medicines are based on
standardized formula."

Manufacturing, page 48

31. Please clarify whether you contract with any third party manufacturers to produce your products.

32. Please disclose whether you own or lease your manufacturing facility. If leased, disclose the material terms of the lease and file such lease as an exhibit to your Form S-1.

Certain Relationships and Related Transactions, page 57

33. Please file the loan agreements referenced in this section.

Consolidated Financial Statements for the Interim Period Ending December 31, 2009
Condensed consolidated Statements of Cash Flows, page F-4

34. Please tell us what the "Proceeds of note payable" and "Contributed capital" line items represents and why you believe it is appropriate to classify them as investing activities and not financing activities. Refer to FASB ASC 230-10-45.

Financial Statements for the Years Ended June 30, 2009 and 2008
Condensed Consolidated Balance Sheets, page F-22

35. Please revise your financial statements to show the amounts due to/from related parties as separate line items on your financial statements. This also applies for your interim financial statements as well.

Consolidated Statement of Cash Flows, page F-25

36. Please tell us why you believe it is appropriate to classify the proceeds from sales of common stock as an investing activity and not a financing activity.

Note 1. Organization and Principal Activities, page F-26

37. Please clarify whether the financial statements include the financial results of Link Resources Inc. prior to the date of the Share Exchange Agreement. It appears that the financial statements presented are those of Chance High International Limited and not those of Bohai Pharmaceuticals Group Inc. given that the Share Exchange Agreement has not yet been completed as of the date of the financial statements presented. If this is the case, please revise the heading of the financial statements accordingly. This applies for the interim financial statements as well.

Note 3. Summary of Significant Accounting Policies
(a) Basis of Presentation and consolidation, page F-27

38. Please expand your disclosure to clarify how the Contractual Arrangements obligates
the Company to absorb all of the risk of loss from Bohai's activities and enables the
Company to receive all of Bohai's expected residual returns. Also, it is not clear
from the disclosure your basis for concluding that Bohai is a variable interest entity.
Please provide us with your accounting analysis supporting this conclusion including
addressing the conditions in FAS ASC 810-10-15-14. Expand your disclosure
accordingly. Include disclosure in the interim financial statements as well.

39. It appears that you have consolidated Bohai Pharmaceuticals for periods prior to
December 7, 2009 the effective date for the contractual agreements with Yantai
Shencaojishi Pharmaceuticals Co., Ltd. Because "the companies are under common
control." Also, you disclose "the consolidated financial statements have been
prepared as if the transaction had occurred retroactively as to the beginning of the
reporting period of these consolidated financial statements." In addition, based on
your disclosure it appears that Yantai Shencaojishi Pharmaceuticals Co., Ltd did not
exist prior to November 25, 2009. Please provide us with an expanded explanation of
your basis for this retroactive accounting treatment, as well as reference to the
relevant technical literature upon which you relied in reaching these conclusions.
Expand your disclosure accordingly, including disclosure in the interim financial
statements.

40. Further based on your disclosure, it appears that the basis for Chance High
International Limited consolidating the Bohai Pharmaceuticals Group, Inc. is FIN
46R. It is not clear from your disclosure how you accounted for the initial
measurement of the assets and liabilities of Bohai. Please explain how your
accounting complies with FASB ASC 810-10-30.

Note 3. Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-30

41. Please disclose your return policy for your products and the amount of your reserve
for returns.

Note 6. Intangible Assets, page F-35

42. You note on page 8 of your filing that you have a trademark for "Xian Ge" and on
page 52 that you have land use rights which expire 2047. Please tell us and disclose
if you recognized an intangible asset for these rights. In addition, it does not appear
that you have legal protection rights for your pharmaceutical formulas. Please tell us
how you determined they met the definition of an asset under FAS Con 6, particularly
how you can obtain the benefit and control others' access to it. Also, please provide

us your analysis under FAS ASC 350-30-35-3 regarding how you determined that the useful life of the pharmaceutical formulas is indefinite.

Note 12. Income Tax, page F-38

43. Please revise your disclosure to include the income tax reconciliation from the U.S. statutory rates to the Company's effective tax rate for the period presented. In addition, please disclose the percentage of the VAT applied to product sales and the total amount of VAT for the periods presented.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits

44. Please file the Placement Agent Agreement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY 10017